October 21, 2016

Via EDGAR

Mr. Coy Garrison

Special Counsel

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc.

Registration Statement on Form S-4

Filed September 19, 2016

File No. 333-213691

Dear Mr. Garrison:

We are transmitting for filing the response of Global Net Lease, Inc. (“GNL”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to me dated October 17, 2016 (the “October 17th Letter”) regarding the joint proxy statement/registration statement on Form S-4 (the “Form S-4”) filed by GNL and American Realty Capital Global Trust II, Inc. (“Global II,” and together with GNL, the “Companies”). For convenience of reference, the Staff comments contained in the October 17th Letter are reprinted below in bold type and are followed by the corresponding response of GNL. On October 21, 2016, GNL filed via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment”). The Amendment reflects the Companies’ responses to the October 17th Letter as well as certain revised and supplemental information. For your convenience, a marked copy of the Amendment indicating changes against the Form S-4 is being provided to the Staff via email.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the October 17th Letter. References to page numbers (other than in headings taken from the October 17th Letter) are to pages of the Form S-4.

General

1.	We note the disclosure under the caption “Potential Conflicts” on page 110. We also note that cash will be paid in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of Global II security holders who, giving effect to the merger consideration, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of Global II security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Also, revise your disclosure to describe how the amount of cash to be paid will be calculated and whether or not there is a maximum amount of cash that will be paid in lieu of fractional shares.

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

As requested by the staff, we have revised the disclosure on page 1 to state that the amount of cash to be paid for fractional interests will equal the product of (i) the fractional part of a share of GNL common stock due to a Global II security holder, multiplied by (ii) the per share closing price of the GNL common stock on the closing date of the merger transaction.

As an illustrative example, please assume that a Global II security holder owns one share of Global II common stock and the closing price of GNL common stock on the closing date is equal to $7.75 per share, which was the closing price on October 19, 2016. Based on the exchange ratio of 2.27, the security holder will receive two shares of GNL common stock and $2.09 in cash. The amount of cash is equal to the product of (i) the fractional interest of 0.27, multiplied by (ii) the per share price of $7.75.

For the reasons set forth below, we do not believe that Rule 13e-3 applies to the merger transaction between GNL and Global II.

The Exception in Rule 13e-3(g)(2) Should Apply to the Merger Transaction

Below is the information requested by the staff with respect to the cash payment for fractional shares:

•	At October 19 2016 there were approximately 6,322 Global II security holders. We expect that a substantial majority, and even perhaps all, of these holders may be subject to cash disposition of fractional interests. The exact number of holders depends on the number of Global II shares a holder owns and, after giving effect to the exchange ratio of 2.27, the number of GNL shares such holder is due to receive.

•	Based on (i) the closing price of GNL common stock of $7.75 per share on October 19, 2016 and (ii) 12,512,087 shares of outstanding Global II common stock on October 19, 2016, the estimated maximum aggregate amount of cash payable to dispose of fractional interests is $17,588. GNL has not imposed a cap on the amount of cash that will be paid in lieu of fractional shares, and the aforementioned formula reflects the amount of cash that would be paid, but the amount of cash is not likely to be materially in excess of this estimate.

•	No Global II security holders will be effectively cashed out after giving effect to the cash disposition of fractional interests because every Global II security holder holds at least one share of Global II common stock and, based on an exchange ratio of 2.27, will receive at least two shares of GNL common stock.

As indicated by the numbers above, the cash that will be paid to dispose of fractional interests represents a de minimis amount of the total merger consideration valued at approximately $222.3 million.1 Except for cash payments for fractional interests, all of the merger consideration will consist of GNL common stock, a class of security that satisfies the conditions in Rule 13e-3(g)(2)(i)-(iii).

In adopting Rule 13e-3, the Commission stated that transactions covered by the exception in paragraph (g)(2) are “outside the purpose of Rule 13e-3 since all holders of that class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.”2 We do not believe that the presence of a de minimis amount of cash paid for fractional interests contravenes this purpose. All Global II security holders will continue to be security holders of GNL. GNL common stock represents at least an equivalent equity interest, and likely an enhanced equity interest to these security holders because it is listed on a national securities exchange, whereas Global II common stock is not. Global II security holders who are due fractional interests will receive a cash amount equal to the closing market price of GNL common stock on the closing date for their fractional interests, which is clearly an equivalent value to the fractional interests they are due. Both affiliated and unaffiliated Global II security holders will receive cash for their fractional interests, so there is no disparate treatment between the two groups. In viewing the transaction in its totality, Global II security holders are afforded equal treatment both among themselves and in their receipt of GNL common stock, which is at least an equivalent equity interest as Global II common stock. The payment of a de minimis amount of cash for fractional interest to Global II security holders, when all Global II security holders will continue as GNL security holders , does not undermine the purposes behind the exemption. The fractional interests could have been determined by eliminating the fractional interests or rounding the fractional interest up to the nearest whole number, and payment of cash for the fractional interest should not change the result.

1 Based on (i) the closing price of GNL common stock of $7.75 per share on October 19, 2016 and (ii) 12,512,087 shares of outstanding Global II common stock on October 19,2016.

2 Release 34-16075 (August 2, 1979).

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

The staff has previously granted no-action relief for reliance on Rule 13e-3(g)(2) on facts involving the payment of cash in lieu fractional shares to the target’s security holders.3 In each of the cited no-action letters, the incoming request referenced the payment of cash in lieu of fractional shares to the target’s security holders. While the discussion relating to the availability of the exception did not focus on the presence of this cash payment, the staff did grant relief from Rule 13e-3 on the basis of the exception contained in paragraph (g)(2).

No Affiliates of Global II are Engaged in the Merger Transaction

For Rule 13e-3 to apply to the merger transaction, an affiliate of Global II must be engaged in the merger transaction. For the reasons set forth below, we do not believe that this requirement is satisfied.

GNL and Global II are not affiliates

A person is an affiliate of Global II if it directly or indirectly controls, is controlled by or is under common control with Global II. Control means direct or indirect possession of the power to direct or cause the direction of the management and policies of a person. GNL does not directly or indirectly own any voting securities of Global II, and vice versa. Additionally, GNL does not directly or indirectly have any contractual arrangements that permit it to direct the management and policies of Global II, and vice versa. As a result, GNL neither controls nor is controlled by Global II. Accordingly, the only way that GNL and Global II can be affiliates is if they are deemed to be under common control.

As the staff notes, GNL and Global II share several relationships, which are disclosed in “Potential Conflicts” on pages 18 and 111. While we believe that these relationships may be material information for investors in making an investment decision and have therefore disclosed them, we do not believe that these relationships, individually or in the aggregate, cause GNL and Global II to be under common control.

GNL has a board of directors consisting of four people. Three of these directors, constituting a majority, are independent pursuant to the listing standards of the New York Stock Exchange. Similarly, Global II has a board of directors consisting of three people, and a majority of the board (or two directors) are independent pursuant to the criteria set forth in Global II’s charter. The board of each of GNL and Global II has ultimate control over each entity, including the ability to elect and remove officers for each entity. GNL and Global II do not have any directors in common. Furthermore, the independent directors of GNL have no relationships that enable them to exert control over Global II, and vice versa. Accordingly, GNL and Global II are not under common control due to the fact that no person or governance body has the direct or indirect power to cause the direction of the management and policies of both entities. Rather, GNL and Global II operate independently of each other under the ultimate supervision of their respective boards.

3 See, e.g., Canadian Pacific Limited (June 26, 1996), Standard Shares, Incorporated (April 28, 1989) and Swanton Corporation (November 26, 1984).

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

As disclosed in “Potential Conflicts,” Messrs. Bowman and Salvemini serve as Chief Executive Officer and Chief Financial Officer, respectively to each of GNL and Global II. We do not believe that the presence of overlapping officers causes GNL and Global II to be under common control. Each of Messrs. Bowman and Salvemini is an employee of the respective advisor to GNL and Global II, or its affiliate, and each respective board GNL or Global II, as the case may be, can terminate either person’s position as an officer at any time. Additionally, decisions by Messrs. Bowman and Salvemini that would affect the management and policies of both GNL and Global II are subject to board oversight and approval. Furthermore, each of Messrs. Bowman and Salvemini beneficially owns less than one percent of each of GNL and Global II. Accordingly, Messrs. Bowman and Salvemini do not cause GNL and Global II to be under common control because they cannot, individually or together, direct the management and policies of both GNL and Global II through their positions (in light of the board oversight) or share ownership.

Also as disclosed in “Potential Conflicts,” the advisor to each of GNL and Global II is ultimately controlled by AR Global, the sponsor to GNL and Global II. We do not believe that having the same sponsor or advisors controlled by the same sponsor causes GNL and Global II to be under common control for two reasons. First, AR Global beneficially owns less than one percent of each of GNL and Global II. This low percentage supports the conclusion that AR Global cannot direct the management and policies of both entities through its share ownership. Second, while an AR Global-affiliated advisor manages the day-to-day operations of each of GNL and Global II, each advisor’s actions are subject to the supervision and direction of each entity’s board This board oversight supports the conclusion that AR Global cannot direct the management and policies of both entities through its indirect contractual arrangements.

While one director of the board of each of GNL and Global II is an affiliate of AR Global, we do not believe that the presence of this one director on each board changes the foregoing conclusion that GNL and Global II are not under common control. The one AR Global-affiliated director is the lone member of each board who is not independent and he cannot effect board action by himself.

Messrs. Bowman and Salvemini are not affiliates engaged in the merger transaction

As the Chief Executive Officer and Chief Financial Officer of Global II, Messrs. Bowman and Salvemini, respectively, may be deemed affiliates of Global II. The merger transaction was negotiated by special committees of independent directors of each of GNL and Global II and not by the executive officers. For Rule 13e-3 to apply to the merger transaction based on Messrs. Bowman and Salvemini’s affiliate status, they would need to be engaged in the merger transaction. Based on the staff’s guidance in Section 201.05 of the Compliance and Disclosure Interpretations, we do not believe that Messrs. Bowman and Salvemini are engaged in the merger transaction.

The staff highlighted three important factors to analyze the issue: (i) senior management’s ownership of the surviving entity; (ii) whether senior management would occupy any board seats of the surviving entity; and (iii) whether senior management would otherwise be in a position to control the surviving entity.

Applying these factors, each of Messrs. Bowman and Salvemini currently beneficially owns, and will continue to beneficially own after the merger transaction, less than 0.1% percent of GNL (or the surviving entity after the merger transaction) . Furthermore, Messrs. Bowman and Salvemini currently are not GNL directors and will not become directors of the surviving entity. There will be no change in their employment arrangements as a result of the merger. When analyzing the facts in their totality, the control exercised by the surviving entity board, combined with Messrs. Bowman and Salvemini’s small ownership of the surviving entity, leads to the conclusion that Messrs. Bowman and Salvemini did not engage in the merger transaction.

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

2.	We note your disclosure on pages 79-84 that UBS presented different versions of a “related party analysis” to the GNL Special Committee. Please provide us with copies of these materials.

We advise the Staff that copies of these materials will be submitted supplementally pursuant to Rule 418.

The Merger

Background of the Merger, page 71

3.	We note your disclosure on page 74 that the Global II Special Committee discussed with BMO strategic alternatives other than the merger with GNL, including the prospects of continuing as a stand-alone entity and alternative transactions involving other potential acquirers. Please provide additional disclosure regarding the strategic alternatives that were considered and why the merger was pursued instead of such alternatives.

We advise the Staff that we have revised the disclosure on page 75 to provide additional disclosure regarding the strategic alternatives considered by the Global II Special Committee and its decision to enter into the merger agreement with GNL.

Opinion of the GNL Special Committee’s Financial Advisor

Discounted Cash Flow Analyses, page 96

4.	We note the reference to financial forecasts and estimates relating to the pro forma combined company prepared by GNL Management. Please revise the disclosure in your registration statement to provide additional disclosure about these financial forecasts and estimates.

We advise the Staff that we have corrected the disclosure on page 97 to clarify that in connection with UBS’s pro forma combined company analysis, UBS utilized financial forecasts and estimates relating to GNL prepared by GNL Management, financial forecasts and estimates relating to Global II prepared by Global II Management, certain estimates of synergies that were provided by GNL Management, certain estimates of transaction costs that were provided by GNL management and certain terms of the merger. We have revised the disclosure on page 109 to include the estimate of transaction costs provided by GNL management.

Miscellaneous, page 97

5.	We note your disclosure that GNL agreed to pay UBS an aggregate fee of $4.0 million for its financial advisory services in connection with the mergers, a portion of which was payable in connection with the delivery of UBS’ opinion and the remainder of which is contingent upon consummation of the merger. Please revise your disclosure to state what portion of the $4.0 million fee is contingent upon consummation of the merger.

We advise the Staff that the disclosure on page 98 has been revised to disclose that $1,000,000 was payable to UBS upon the delivery of the fairness opinion and $3,000,000 will be payable upon closing of the merger.

6.	We note that your disclosure regarding the material relationships between UBS and GNL does not provide a narrative and quantitative description of the fees paid or to be paid to UBS and its affiliates by GNL and its affiliates. Please revise to provide such disclosures or provide us with an analysis as to why such disclosure is not required.

We advise the Staff that we have revised the disclosure on pages 98-99 to include a narrative and quantitative description of the aggregate consideration paid to UBS since January 1, 2012 in connection with engagements to provide investment banking services to GNL and affiliates of GNL and Global II and their related entities unrelated to the mergers.

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

Opinion of the Global II Special Committee’s Financial Advisor

Miscellaneous, page 105

7.	We note that your disclosure regarding the material relationships between BMO and Global II does not provide a narrative and quantitative description of the fees paid or to be paid to BMO and its affiliates by Global II and its affiliates. Please revise to provide such disclosures or provide us with an analysis as to why such disclosure is not required.

We advise the Staff that the disclosure regarding the material relationships between BMO and Global II on pages 106-107 has been revised to provide a narrative and quantitative description of the fees paid or to be paid to BMO and its affiliates by Global II, GNL or their respective related parties unrelated to the mergers.

Notes To Unaudited Pro Forma Consolidated Financial Statements

Note 2. Adjustments to Unaudited Pro Forma Consolidated Balance Sheet, pages F-1-10 to F-1- 11

8.	We note your adjustment disclosures include a discussion related to customer relationship intangible assets. Based on the purchase price allocation table included on page F-1-9, it is not clear that any adjustment amount relates to customer relationship intangible assets. Please advise.

We advise the Staff that the adjustment disclosure on page F-1-10 has been revised to disclose that no customer relationship intangibles were identified in connection with its purchase price allocation process.

3. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations, page F-1- 15

9.	Please tell us why adjustment (GG) to eliminate merger transaction costs has resulted in a negative expense total for the six months ended June 30, 2016.

We advise the Staff that during the six months ended June 30, 2016, GNL recorded adjustments to its acquisition closing costs accrued at the date of acquisition for certain European properties, that resulted in a reduction to our original amounts recorded. These adjustments were predominantly a result of property transfer tax estimates paid at the transaction date and charged to expense in prior periods that were subsequently recovered through refunds from the taxing authorities due to changes in rulings, statutes or tax rates (i.e., a change in estimate).

C – Opinion of the Global II Special Committee’s Financial Advisor, page C-1

10.	We note the limitation on reliance by shareholders in the fourth full paragraph on page C- 3 of the opinion, which states that BMO’s opinion has been “prepared at the request of the Special Committee and is solely for the benefit and use of the Special Committee and the Board of Directors of the Company in the evaluation of the fairness, from a financial point of view, to Global II’s common stockholders of the Exchange Ratio.” (Emphasis added) Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for BMO’s belief that shareholders cannot rely upon the opinion to support any claims against BMO arising under applicable state law (e.g., the inclusion of an express disclaimer in BMO’s engagement letter with Global II). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state- law defense to BMO would have no effect on the rights and responsibilities of either BMO or the board of directors under the federal securities laws.

Coy Garrison

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

October 21, 2016

We advise the Staff that the disclosure on page C-3 of the opinion of the Global II Special Committee’s Financial Advisor has been revised to delete the word “solely”, thereby removing the limitation and eliminating the inconsistency with the disclosures related to the opinion.

Exhibit Index, page II-6

11.	We note on page B-3 that UBS Securities LLC, in delivering its fairness opinion, assumed that the transaction will not adversely affect your status or operations as a real estate investment trust for U.S. federal income tax purposes. Please confirm that you will file an opinion of counsel regarding your qualification as a real estate investment trust for U.S. federal income tax purposes or provide us with a detailed analysis as to why such opinion is not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We advise the Staff that an opinion of Proskauer Rose LLP has been filed as Exhibit 8.1 to the Amendment, which includes an opinion that GNL’s proposed method of operation, including the consummation of the Merger, will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.

We appreciate your review and assistance. Please feel free to contact me at (917) 475-2216 should you require additional information or have any questions.

Sincerely,

/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer

cc: Michael J. Choate, Esq. Proskauer Rose LLP